Exhibit 99.1

NorZinc Welcomes Anita Perry to its Board of Directors

NZC-TSX
NORZF-OTCQB

VANCOUVER, Nov. 8, 2018 /CNW/ - NorZinc Ltd. (TSX: NZC; OTCQB: NORZF) ("NorZinc" or "the Company") is pleased to announce the appointment of Anita Perry to the Company's Board of Directors, effective today.

Anita is currently Vice President of Communications and External Affairs at BP Canada and has held many leadership and public relations roles with corporations, as well as federal and territorial governments. Anita currently leads all external relations and interface strategies for BP in Canada. In 2014, BP expanded her duties to include leading the delivery of key strategic stakeholder activities in support of BP's offshore interests and activities in Atlantic Canada.

Before joining BP Canada, Anita worked with major Canadian corporations leading external communications, public affairs and investor relations communications. Early in her career, Anita worked directly with politicians at the municipal, provincial and federal levels as an Advisor.

J-C Potvin has agreed to retire from the Board to facilitate the appointment of Anita Perry as a nominee of RCF VI CAD LLC ("RCF"), an affiliate of Resource Capital Fund VI L.P., pursuant to the nomination rights granted to RCF in the Investor Agreement between the Company and RCF.

"The Board welcomes the appointment of Anita Perry and we look forward to the input her extensive experience will bring to NorZinc. The Board would also like to thank J-C Potvin for his valuable advice and contribution during his tenure as a director", stated John F. Kearney, Chairman, NorZinc.

About NorZinc

NorZinc is a TSX-listed development company trading under the symbol "NZC". The Company's key project is the 100%-owned Prairie Creek Project, an advanced-stage zinc-lead-silver property, located in the Northwest Territories. The Company also owns an extensive land package in Newfoundland that it is exploring for zinc-lead-copper-gold-silver deposits.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SOURCE NorZinc Ltd.

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%CIK: 0000910569

For further information: Don MacDonald, President & CEO, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree: 1-866-688-2001, don.macdonald@norzinc.com; Steve Dawson VP Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, steve.dawson@norzinc.com; E-mail: invest@norzinc.com, Website: www.norzinc.com

CO: NorZinc Ltd.

CNW 18:13e 08-NOV-18